UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

CANNAE HOLDINGS, INC
(Name of Registrant as Specified In Its Charter)

CARRONADE CAPITAL MASTER, LP

CARRONADE CAPITAL GP, LLC

CARRONADE CAPITAL MANAGEMENT, LP

CARRONADE CAPITAL MANAGEMENT GP, LLC

DAN GROPPER

MONA ABOELNAGA

BENJAMIN C. DUSTER, IV

DENNIS A. PRIETO

CHÉRIE L. SCHAIBLE

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2025 ANNUAL MEETING OF SHAREHOLDERS
OF
CANNAE HOLDINGS, INC.
_________________________

SUPPLEMENT DATED NOVEMBER 7, 2025 TO THE PROXY STATEMENT
OF
CARRONADE CAPITAL MASTER, LP
DATED OCTOBER 28, 2025
_________________________

PLEASE VOTE ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY

Dear Fellow Shareholders:

Carronade Capital Master, LP (“Carronade”), Carronade Capital GP, LLC (“Carronade GP”), Carronade Capital Management, LP (“Carronade Management”), Carronade Capital Management GP, LLC (“Carronade Management GP”) and Dan Gropper (collectively, “Carronade Capital” or “we”) are significant investors in Cannae Holdings, Inc., a Nevada corporation (“CNNE,” “Cannae” or the “Company”), beneficially owning an aggregate of 3,262,648 shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Company. We believe meaningful change to the composition of the Company’s Board of Directors (the “Board”) is required to ensure that the Company is being run in a manner consistent with shareholders’ best interests. Accordingly, we have nominated four (4) highly qualified, independent director nominees for election at the Company’s 2025 Annual Meeting of Shareholders (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). The Annual Meeting is scheduled to be held virtually via live webcast at www.cesonlineservices.com/cnne25_vm on December 12, 2025, at 10:00 a.m. Pacific Time.

Carronade filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on October 28, 2025 (the “Carronade Proxy Statement”). The Company subsequently filed its definitive proxy statement for the Annual Meeting with the SEC on November 5, 2025 (the “CNNE Proxy Statement”). This Proxy Supplement discloses certain information about the Annual Meeting included in the CNNE Definitive Proxy Statement that had not been publicly available at the time we filed the Carronade Proxy Statement. Except as specifically modified or supplemented by the information contained in this Proxy Supplement, all information set forth in the Carronade Proxy Statement remains applicable. All capitalized terms not defined herein shall have the meaning ascribed thereto in the Carronade Proxy Statement. This Proxy Supplement is dated November 7, 2025, and is first being furnished to shareholders of the Company on or about November 7, 2025. This Proxy Supplement should be read in conjunction with the Carronade Proxy Statement first furnished to shareholders on or about October 28, 2025.

At the Annual Meeting, shareholders will have an opportunity:

1.

To elect Carronade Capital’s four (4) director nominees, Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Chérie L. Schaible (each, a “Carronade Nominee” and, together, the “Carronade Nominees”), each to serve for a three-year term ending at the Company’s 2028 Annual Meeting of Shareholders;

2.	To approve, on an advisory (non-binding) basis, the 2024 compensation paid to the Company’s named executive officers (“say-on-pay”);

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3.	To ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2025 fiscal year;
4.	To approve an amendment and restatement of the Company’s Articles of Incorporation (the “Charter”) to declassify the Board (the “Declassification Proposal”);
5.	If properly presented at the Annual Meeting, to consider and act on a shareholder proposal to engage an investment banker (the “Shareholder Investment Banker Proposal”); and
6.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponements thereof.

These items of business are more fully described in the Carronade Proxy Statement filed with the SEC on October 28, 2025.

According to the CNNE Proxy Statement, the Annual Meeting will be held virtually via live webcast at www.cesonlineservices.com/cnne25_vm on December 12, 2025 at 10:00 a.m. Pacific Time. In order to attend and vote at the Annual Meeting, you must pre-register at www.cesonlineservices.com/cnne25_vm no later than 10:00 a.m. Pacific Time, on December 11, 2025. We encourage you to access the Annual Meeting before the start time of 10:00 a.m. Pacific Time, on December 12, 2025. Please allow ample time for online check-in, which will begin at 9:30 a.m. Pacific Time, on December 12, 2025. Additional information regarding how you can attend the 2025 Annual Meeting is included in the Carronade Proxy Statement.

According to the CNNE Proxy Statement, the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting is October 30, 2025 (the “Record Date”). Shareholders who own shares of Common Stock as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the CNNE Proxy Statement, as of the Record Date there were 49,965,406 shares of Common Stock outstanding. The CNNE Proxy Statement further discloses that based on the number of shares of Common Stock outstanding on the Record Date, shares representing 24,982,704 votes must be present at the Annual Meeting, virtually or by proxy, to constitute a quorum.

As of the date hereof, Carronade Capital and the other Participants collectively beneficially own an aggregate of 3,275,778.329 shares of Common Stock, or approximately 6.6% of the outstanding shares of Common Stock, and intend to vote all such shares “FOR” the Carronade Nominees, “AGAINST” the Company’s advisory proposal to approve the compensation paid to the Company’s named executive officers, “FOR” the Company’s proposal to ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm, “FOR” the Declassification Proposal, and “FOR” the Shareholder Investment Banker Proposal.

As of the date hereof, Carronade directly beneficially owns 3,076,999 shares of Common Stock. Carronade GP, as the general partner of Carronade, may be deemed to beneficially own the 3,076,999 shares of Common Stock held directly by Carronade. Carronade Management, as the investment manager of Carronade, may be deemed to beneficially own the (i) 3,076,999 shares of Common Stock held directly by Carronade and (ii) 185,649 shares of Common Stock held in a certain account managed by Carronade Management (the “Managed Account”). Carronade Management GP, as the general partner of Carronade Management, may be deemed to beneficially own the (i) 3,076,999 shares of Common Stock held directly by Carronade and (ii) 185,649 shares of Common Stock held in the Managed Account. Mr. Gropper, as the Managing Member of Carronade Management GP, may be deemed to beneficially own the (i) 3,076,999 shares of Common Stock held directly by Carronade and (ii) 185,649 shares of Common Stock held in the Managed Account. As of the date hereof, Mr. Duster beneficially owns 8,900.329 shares of Common Stock.

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According to the CNNE Proxy Statement, shareholder proposals submitted for inclusion in the Company’s proxy materials for the 2026 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must be received by the Company’s Secretary no later than July 8, 2026. Any such proposal must also comply with the requirements of Rule 14a-8.

According to the CNNE Proxy Statement, the Bylaws establish an advance notice procedure for shareholders who wish to present a proposal or director nomination before the 2026 Annual Meeting without inclusion of such matter in the Company’s proxy statement. Under the Bylaws, such notice must be received by the Secretary of the Company no later than July 8, 2026; provided, however, that in the event that the 2026 Annual Meeting is called for a date that is not within 30 days before or after the anniversary date of this year’s Annual Meeting, notice by the shareholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which public disclosure of the date of the 2026 Annual Meeting was first made. Any such notice must contain the information required by the Bylaws.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in reliance on the SEC’s universal proxy rules for director nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 13, 2026; provided, however, that in the event that the date of the 2026 Annual Meeting has changed by more than 30 calendar days from this year’s Annual Meeting date, then notice must be provided by the later of 60 calendar days prior to the date of the 2026 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2026 Annual Meeting is first made by the Company. Any such notice must also comply with the additional requirements of Rule 14a-19(b).

In light of additional purchases of Common Stock made by certain of the Participants since the filing of the Carronade Proxy Statement, the Schedule I attached to this Proxy Supplement supplements the information set forth in Schedule I attached to the Carronade Proxy Statement.

THIS SOLICITATION IS BEING MADE BY CARRONADE CAPITAL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

CARRONADE CAPITAL URGES YOU TO VOTE FOR ITS NOMINEES BY SIGNING, DATING AND RETURNING THE GOLD UNIVERSAL PROXY CARD TODAY.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

This Proxy Statement and our GOLD universal proxy card are available at
www.improvecannae.com

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY SINCE
THE FILING OF THE CARRONADE PROXY STATEMENT

Nature of the Transaction	Amount of Securities Purchased	Date of Purchase

CARRONADE CAPITAL MASTER, LP

Purchase of Common Stock	64,781	10/31/2025

BENJAMIN C. DUSTER, IV

Purchase of Common Stock	1,362	11/05/2025
Purchase of Common Stock	2,300	11/05/2025
Purchase of Common Stock	1,000	11/06/2025
Purchase of Common Stock	2,900	11/07/2025

I-1

SCHEDULE II

The following tables are reprinted from the CNNE Proxy Statement filed with the Securities and Exchange Commission on November 5, 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

The number of our common shares beneficially owned by each individual or group is based upon information in documents filed by such person with the SEC, other publicly available information or information available to us. Percentage ownership in the following tables is based on 49,965,406 shares of our common stock outstanding plus outstanding restricted stock units which grant the holder pass-through voting rights over underlying shares, as applicable, as of October 30, 2025. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of our common stock beneficially owned by that shareholder. The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding beneficial ownership of our common stock by each shareholder who is known by the Company to beneficially own 5% or more of such class:

Name	Shares of Common Stock Beneficially Owned[1]	Percent of Outstanding Common Stock Owned[2]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	5,607,764[3]	11.2%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	5,076,148[4]	10.2%
William P. Foley, II c/o Cannae Holdings, Inc. 1701 Village Center Circle Las Vegas, Nevada 89134	4,826,713[5]	9.7%
River Road Asset Management 462 South Fourth Street, Suite 2000 Louisville, KY 40202	4,719,243[6]	9.4%
Newtyn Management LLC 60 East 42nd Street, 9th Floor New York, NY 10165	4,425,000[7]	8.9%
Carronade Capital Management, LP 17 Old Kings Highway, Suite 140 Darien, CT 06820	3,189,027[8]	6.4%

_______________
1.	Based on information that has been publicly filed with the SEC as of October 30, 2025.
2.	Applicable percentages based on shares of our common stock outstanding as of October 30, 2025, plus outstanding restricted stock units which grant the holder pass-through voting rights over underlying shares, as applicable.
3.	According to its Schedule 13F, filed with the SEC on August 8, 2025, BlackRock, Inc. has sole voting power with respect to 5,454,788 shares of common stock, shared voting power with respect to no shares of common stock, sole investment power with respect to 5,607,764 shares of common stock, and shared investment power with respect to no shares of common stock.

II-1

4.	According to its Schedule 13G/A, filed with the SEC on October 30, 2025, the Vanguard Group, Inc. has sole voting power with respect to no shares of common stock, shared voting power with respect to 322,284 shares of common stock, sole investment power with respect to 4,688,709 shares of common stock, and shared investment power with respect to 387,439 shares of common stock.
5.	Includes 748,299 shares of common stock held by Folco Development Corporation, of which 700,000 are pledged as collateral. Mr. Foley and his spouse are the sole shareholders of Folco Development Corporation. Includes 236,011 shares of common stock owned by the Foley Family Charitable Foundation.
6.	According to its Schedule 13F, filed with the SEC on August 13, 2025, River Road Asset Management, LLC has sole voting power with respect to 4,051,582 shares of common stock, shared voting power with respect to no shares of common stock, sole investment power with respect to 4,719,243 shares of common stock, and shared investment power with respect to no shares of common stock.
7.	According to its Schedule 13F, filed with the SEC on August 14, 2025, Newtyn Management, LLC has sole voting power with respect to 4,425,000 shares of common stock, shared voting power with respect to no shares of common stock, sole investment power with respect to 4,425,000 shares of common stock, and shared investment power with respect to no shares of common stock.
8.	According to its Schedule 13D/A, filed with the SEC on September 8, 2025, Carronade Capital Management, LP has sole voting power with respect to no shares of common stock, shared voting power with respect to 3,189,027 shares of common stock, sole investment power with respect to no shares of common stock, and shared investment power with respect to 3,189,027 shares of common stock.

SECURITY OWNERSHIP OF MANAGEMENT AND DIRECTORS

The following table sets forth information regarding beneficial ownership as of October 30, 2025, of our common stock by:

•	Each of our directors and nominees for director;
•	Each of the named executive officers as defined in Item 402(a)(3) of Regulation S-K promulgated by the SEC; and
•	All of our executive officers and directors as a group.

II-2

Name[1]	Shares of Common Stock Beneficially Owned	Percent of Outstanding Common Stock Owned
Douglas K. Ammerman	38,903	*
Ryan R. Caswell[2]	616,846	1.2%
Bryan D. Coy	93,582	*
William P. Foley, II3	4,826,713	9.7%
Michael L. Gravelle	165,094	*
Hugh R. Harris	59,035	*
C. Malcolm Holland[4]	36,915	*
Mark D. Linehan	21,000	*
Frank R. Martire	199,619	*
Richard N. Massey	139,816	*
Erika Meinhardt	136,124	*
Barry B. Moullet	24,935	*
William T. Royan	3,977	*
Peter T. Sadowski[5]	141,256	*
James B. Stallings Jr.	26,461	*
Woodrow Tyler	5,069	*
Frank P. Willey[6]	444,887	*
All current directors and executive officers (16 persons)	6,980,232	14.0%

_______________
*	Represents less than 1% of our common stock.
1.	The business address of such beneficial owner is c/o Cannae Holdings, Inc. 1701 Village Center Circle, Las Vegas, Nevada 89134.
2.	Includes 350,000 restricted stock units held in a “Rabbi Trust” that grants Mr. Caswell pass-through voting rights over the underlying common stock.
3.	Includes 748,299 shares of common stock held by Folco Development Corporation, of which 700,000 are pledged as collateral. Mr. Foley and his spouse are the sole shareholders of Folco Development Corporation. Includes 236,011 shares of common stock owned by the Foley Family Charitable Foundation.
4.	Includes 1,942 shares owned by Holland III Family, L.P, and 8,058 shares owned by an IRA.
5.	Includes 53,640 shares owned by Sadowski Living Trust and 157 shares owned by an IRA.
6.	Includes 421,340 shares owned by Willey Living Trust.
II-3

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Carronade Capital your proxy “FOR” the Carronade Nominees and in accordance with Carronade Capital’s recommendations on the other proposals on the agenda for the Annual Meeting by taking the following steps:

•	SIGNING the enclosed GOLD universal proxy card;
•	DATING the enclosed GOLD universal proxy card; and
•	MAILING the enclosed GOLD universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States); or
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your GOLD universal proxy card.

You may vote your shares virtually at the Annual Meeting, however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD universal voting form.

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of Carronade Capital’s proxy materials, please contact Okapi Partners at the addresses or phone numbers set forth below.

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (855) 208-8903

E-mail: info@okapipartners.com

GOLD UNIVERSAL PROXY CARD

CANNAE HOLDINGS, INC.

2025 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF CARRONADE CAPITAL MASTER, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF CANNAE HOLDINGS, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Dan Gropper, Patrick McHugh and Meagan Reda, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock (the “Common Stock”) of Cannae Holdings, Inc. (the “Company”), which the undersigned would be entitled to vote if personally present at the 2025 Annual Meeting of Shareholders of the Company scheduled to be held virtually at www.cesonlineservices.com/cnne25_vm on December 12, 2025 at 10:00 a.m. Pacific Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and, to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Carronade Capital Master, LP (together with the other participants in its solicitation, “Carronade Capital”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE FOUR (4) CARRONADE CAPITAL NOMINEES, “AGAINST” PROPOSAL 2, “FOR” PROPOSAL 3, “FOR” PROPOSAL 4, AND “FOR” PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Carronade Capital’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD UNIVERSAL PROXY CARD

☒ Please mark vote as in this example

CARRONADE CAPITAL STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “for” THE FOUR (4) CARRONADE CAPITAL NOMINEES, AND NOT TO VOTE “FOR” ANY OF THE FOUR (4) COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO FOUR (4) NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK MORE THAN FOUR (4) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN FOUR (4) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

1.	Election of four (4) Class II directors to the Company’s Board of Directors, each to serve a three-year term ending at the Company’s 2028 Annual Meeting of Shareholders.

CARRONADE CAPITAL NOMINEES	FOR	WITHHOLD
a) Mona Aboelnaga	☐	☐
b) Benjamin C. Duster, IV	☐	☐
c) Dennis A. Prieto	☐	☐
d) Chérie L. Schaible	☐	☐

COMPANY NOMINEES OPPOSED BY CARRONADE CAPITAL	FOR	WITHHOLD
a) Erika Meinhardt	☐	☐
b) Barry B. Moullet	☐	☐
c) James B. Stallings, Jr.	☐	☐
d) Frank P. Willey	☐	☐

CARRONADE CAPITAL RECOMMENDS SHAREHOLDERS VOTE “AGAINST” PROPOSAL 2.

2.	Approval, on an advisory (non-binding) basis, of the 2024 compensation paid to the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

CARRONADE CAPITAL MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

3.	Ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the 2025 fiscal year.
☐ FOR	☐ AGAINST	☐ ABSTAIN

GOLD UNIVERSAL PROXY CARD

ALTHOUGH WE STRONGLY BELIEVE THE BOARD DECLASSIFICATION SHOULD BE ON AN ACCELERATED BASIS, CARRONADE CAPITAL RECOMMENDS SHAREHOLDERS VOTE “FOR” PROPOSAL 4.

4.	Approval of an amendment to the Company’s Articles of Incorporation to declassify the Company’s Board of Directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

CARRONADE CAPITAL MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5.

5.	If properly presented at the Annual Meeting, to consider and act on a shareholder proposal to engage an investment banker.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.